UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 10, 2019

WAITR HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37788	26-3828008
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

844 Ryan Street, Suite 300, Lake Charles, Louisiana 70601

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 1-800-661-9036

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On February 11, 2019, Waitr Holdings Inc., a Delaware corporation (the “Company”), issued a press release announcing, among other things, certain preliminary, unaudited fourth quarter and fiscal year 2018 financial results for the Company and BiteSquad.com, LLC (“Bite Squad”), which the Company acquired on January 17, 2019. A copy of the press release is attached hereto as Exhibit 99.1, and the portion of the press release discussing such financial results is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Chief Financial Officer

On February 10, 2019, David Pringle advised the Company that he will retire as Chief Financial Officer of the Company, effective March 31, 2019 (the “Separation Date”). In connection with the foregoing, on February 11, 2019, the Company and Mr. Pringle entered into a Separation and Transition Agreement (the “Separation Agreement”). The Separation Agreement provides that Mr. Pringle will remain employed with the Company and provide transition services as requested by the Chief Executive Officer of the Company until the Separation Date and will continue to receive his current rate of base salary and employee benefits, as in effect immediately prior to the effective date of the Separation Agreement, until the Separation Date. Subject to and conditioned on Mr. Pringle’s execution of the Separation Agreement and the execution and non-revocation of a general release of claims in favor of the Company, Mr. Pringle will also receive an award of 26,000 restricted stock units pursuant to the Waitr Holdings Inc. 2018 Omnibus Incentive Plan (the “Incentive Plan”), which will vest in full on December 1, 2019, subject to his compliance with the terms of the Separation Agreement.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the Separation Agreement attached hereto as Exhibit 10.1.

Appointment of Chief Financial Officer

On February 11, 2019, Jeff Yurecko was appointed to succeed Mr. Pringle as Chief Financial Officer, effective April 1, 2019. Mr. Yurecko, age 38, has been Chief Financial Officer of Bite Squad since 2016. From 2015 until joining Bite Squad, Mr. Yurecko served as Vice President at Minneapolis private investment firm Seed Partners LLC, and from 2008 to 2015, Mr. Yurecko held various roles within the Deals practice of PriceWaterhouseCoopers LLP (“PwC”) focused on advising strategic and financial clients on buy-side and sell-side due diligence for domestic and cross-border transactions, living and serving PwC in both the U.S. and Latin America. Mr. Yurecko holds a bachelor of science in business from University of Wisconsin.

The Company entered into an offer letter (the “Offer Letter”) with Mr. Yurecko, dated February 11, 2019, pursuant to which Mr. Yurecko will serve as the Company’s Chief Financial Officer on an at-will basis, effective April 1, 2019. The Offer Letter provides that Mr. Yurecko will receive a base salary of $290,000 per year and will be eligible for a discretionary annual cash bonus with a target bonus opportunity equal to 50% of his base salary, based upon the attainment of performance metrics to be established, and as determined, by the Company’s board of directors. Upon Mr. Yurecko’s appointment, he will also be entitled to receive an equity award under the Incentive Plan with a grant date value equal to approximately $500,000. Fifty percent (50%) of such award will be in the form of a stock option to purchase shares of common stock and fifty percent (50%) of such award will be in the form of restricted shares of common stock and will be subject to the terms of the Incentive Plan and written award agreements. The Offer Letter also provides that the Company will reimburse Mr. Yurecko for up to $50,000 in reasonable and documented expenses in connection with his relocation to Lafayette, Louisiana. Mr. Yurecko will also be able to participate in all benefit plans, practices and programs maintained by the Company.

The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Offer Letter, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

The Company also expects to enter into an indemnity agreement with Mr. Yurecko in the form previously filed as Exhibit 10.20 to the Company’s Current Report on Form 8-K (File No. 333-227295) on November 21, 2018, which is incorporated by reference herein.

There is no arrangement or understanding between Mr. Yurecko and any other person pursuant to which he was appointed as an executive officer of the Company, and there are no related party transactions in which Mr. Yurecko has an interest requiring disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended. In addition, there is no family relationship between Mr. Yurecko and any of the Company’s directors or other executive officers.

Item 8.01 Other Events.

The press release issued by the Company on February 11, 2019 attached as Exhibit 99.1 hereto announced (i) certain preliminary, unaudited financial results described under Item 2.02 of this Current Report on Form 8-K, (ii) that the Company intends to release its fourth quarter and full year 2018 financial results on March 7, 2019 and host a conference call on the same day to review its results, and (iii) a series of management appointments in connection with the Company’s ongoing integration of Bite Squad. Exhibit 99.1 is incorporated by reference in full into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Separation and Transition Agreement, dated February 11, 2019, by and between Waitr Holdings Inc. and David Pringle.

10.2	Offer Letter, dated February 11, 2019, by and between the Company and Jeff Yurecko.

99.1	Press release dated February 11, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WAITR HOLDINGS INC.

By:	/s/ Christopher Meaux
Name: Christopher Meaux
Title: Chief Executive Officer

Dated: February 11, 2019